Exhibit 99.2
ABENGOA
Abengoa agrees to sale of its 40% stake in Telvent to Schneider Electric
•	Schneider Electric to launch an offer to acquire all of Telvent GIT, S.A.’s shares at U.S. $40.00 per share, valuing the company at €1,360 million. The offer represents a premium of 36% over the average closing price of the last 90 days.

•	Abengoa will receive €421 million of net cash from the sale and will reduce its consolidated net debt by € 774 million (depending on the foreign exchange rate used).
Madrid, June 1, 2011. Abengoa, the international company that develops innovative technology solutions for sustainable development in the energy and environment sectors, has reached an agreement to sell its 40% stake in Telvent GIT, S.A. to Schneider Electric at a price of U.S. $40.00 per share. The transaction is subject to approvals from the European and U.S. competition authorities. The sale will be made as part of a tender offer that Schneider Electric will be launching within ten business days.
Abengoa will receive €421 million in net cash from this deal, including a €51 million repayment of a credit line to Telvent, and will reduce its net debt by rate €774 million (depending on the foreign exchange rate used).
This transaction is part of Abengoa’s strategy of narrowing the focus on its core businesses, which include the engineering, development and operation of thermo-solar power plants, water desalination plants, transmission power lines, biofuels production plants and industrial waste recycling plants. In addition, the sale is part of Abengoa’s anticipated financial strategy to deleverage the balance sheet at the proper time and at proper valuations.
Telvent is a leading real-time IT solutions and information service provider for a sustainable world, which employs more than 6,000 professionals in 19 countries. It was organized as a subsidiary of Abengoa in 1969. At the time of its initial public offering in 2004, Telvent was the first Spanish company to undertake a primary listing of its ordinary shares on the NASDAQ stock market. In 2007, it was selected to be part of the NASDAQ Global Select Market, a segment of the NASDAQ Global Market with the highest initial listing standards of any exchange in the world.
Manuel Sánchez Ortega, CEO of Abengoa, said, “I believe this is a highly satisfactory transaction for Abengoa. We are strengthening our balance sheet from the sale of assets at a very attractive valuation, so we can continue to develop innovative solutions for sustainable development, and creating value for our shareholders. For us, it is equally important that the offer has been made by a company like Schneider Electric, who is presenting a solid and attractive project for Telvent, which in turn creates a great professional opportunity for Telvent employees”
For additional information, please contact:
Communications Department contact

Patricia Malo de Molina Meléndez
Loreto González Goizueta
Tel. +34 954 93 71 11
E-mail: communicacion@abengoa.com
Investor Relations contact
Bárbara Zubiría Furest.
Tel. +34 954 937 111
E-mail: ir@abengoa.com
About Abengoa
Abengoa (MCE: ABG) is an international company that applies innovative technology solutions to sustainable development in the energy and environment sectors, generating electricity from the sun, producing biofuels, desalinating sea water and recycling industrial waste. (www.abengoa.com)
About Telvent
Telvent (NASDAQ: TLVT) is a global IT solutions and business information services provider dedicated to helping improve efficiency, safety and security for the world’s leading companies. Telvent serves markets that are critical to the sustainability of the planet, including the energy, transportation, agricultural and environmental sectors.(www.telvent.com)
About Schneider Electric
As a global specialist in energy management with operations in more than 100 countries, Schneider Electric offers integrated solutions across multiple market segments, with leadership positions in public utilities and infrastructure, industry and OEMs, non-residential buildings, data centres and networks, and residential applications. Focused on making energy safe, reliable, efficient and clean, the Company’s more than 110,000 employees achieved sales of €19.6 billion in 2010 through an active commitment to helping individuals and organisations “Make the most of their energy™”. (www.schneider-electric.com)